

Mail Stop 7010

May 27, 2008

By U.S. Mail and Facsimile

Mr. Domenico Cecere
Chief Financial Officer
KB Home
10990 Wilshire Boulevard
Los Angeles, CA 90024

>   **Re: Form 10-K for the Fiscal Year Ended November 30, 2007**
>   **Form 10-Q for the Fiscal Quarter Ended February 29, 2008**
>   **Definitive Proxy Statement on Schedule 14A filed March 5, 2008**
>   **File No. 001-09195**

Dear Mr. Cecere:

We have reviewed your response letter dated April 11, 2008 and have the following additional comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2007

Note 10 – Mortgages and Notes Payable, page 63

1.   In future filings, please disclose, quantify and discuss the most significant terms and covenants of your Credit Facility and your Senior Subordinated Notes and Senior Notes. As an example, disclose the required and actual Coverage Ratio under the Credit Facility at each reporting period, both the original ratio and the ratio required under the Reduction Period. Describe all other aspects (interest rates, ratios) of the facility that change subject to the Reduction Period. Another example would be to disclose the actual and required financial statement ratios under the Senior and Senior Subordinated Notes. Your disclosures should not be limited to these examples, but rather include any and all restrictions, covenants and ratios that are critical to an understanding of your operations and the future availability of financing. A clear, easy to understand table accompanied by rigorous narrative would appear appropriate.

Definitive Proxy Statement on Schedule 14A filed March 5, 2008

Compensation Discussion and Analysis, page 25

2.   Refer to the last paragraph of Section II.B in Release No. 37-8732A, which states that a principal executive officer's compensation should be discussed separately where the policy or decisions for that executive officer are materially different. In future filings, please revise your CD&A to discuss in more detail your executive officers' compensation, as certain amounts listed in your Summary Compensation Table appear to be based on policies or decisions that are materially different from the policies or decisions for your other executive officers. For example, explain how your CEO's role differed from the roles of your other executive officers in leading and consummating the sale of your French operations.

Mix of Compensation Elements, page 27

3.   We note your disclosure that the Compensation Committee used tally sheets in making decisions with respect to the compensation components. Please tell us, with a view toward future disclosure, what the "tally sheet" information was and discuss how it impacted the Committee's decision on compensation awards.

Key Considerations in 2007, page 27

4.   We note your disclosure that the Compensation Committee established annual incentive compensation objectives that were designed to further the five business and financial objectives listed in this section. Please tell us in greater detail, with a view toward future disclosure, how you apply these five factors to determine the compensation amounts for each executive officer.

5.   You state in the following section that specific performance objectives were measured by the financial results of the sale of your French operations. Please clarify, with a view toward future disclosure, whether this sale was a specific objective or goal in the key considerations of executive compensation.

Annual Incentives and Discretionary Bonuses, page 29

6.   We note your disclosure that targets for pre-tax, pre-incentive profit were not achieved. In future filings, please quantify the target levels and disclose how they are calculated.

7.   Please clarify, with a view toward future disclosure, the extent to which the performance goals and objectives for each officer are measured objectively or whether the Committee uses discretion to determine whether those goals and objectives have been met.

8.	Please clarify, with a view toward future disclosure, whether your CEO's performance was also evaluated under <u>all</u> the five objectives listed under Key Considerations in 2007 and, if so, what specific financial metrics were considered and what affect, if any, did this have on CEO compensation.

9.	Please clarify, with a view toward future disclosure, how the company's financial results were measured for each executive officer. For example, how did the Committee determine that Messrs. Cecere, Hollinger, and Masuda achieved their performance objective of increasing cash flow by at least $750 million from the sale of your French operations and what formula, if any, did the Committee use to calculate the corresponding annual incentive payments?

10.	Please clarify, with a view toward future disclosure, what additional responsibilities and duties were assumed by Messrs. Hollinger and Masuda in connection with their one-time bonuses and how these bonuses were calculated.

11.	We note your disclosure that for the 2008 fiscal year, the Compensation Committee has determined that the payment of annual incentive compensation to your executive officers will be subject to the achievement of an objective performance goal based on the level of your pre-tax income or loss for the year. Since this information is available and appears to be materially different than the compensation policies applied for fiscal 2007, please tell us, with a view toward future disclosure, the specific financial performance target amounts for the 2008 fiscal year. See Instruction 2 to Item 402(b) of Regulation S-K and Staff Observations in the Review of Executive Compensation Disclosure, which is available on our website under the Division of Corporation Finance, Compliance and Disclosure Interpretations.

Long-Term Incentives, page 30

12.	In future filings, please explain in greater detail how the amounts awarded under the long-term incentives correlate to each of the executive officers' current and expected future performance and goals, internal equity by management level, and overall cost of the grants.

*	*	*

	Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your response to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your response to our comments.

Mr. Domenico Cecere
KB Home
May 27, 2008
Page 4

You may contact Brigitte Lippmann, Staff Attorney, at (202) 551-3713 or, in her absence, Pamela Long, Assistant Director, at (202) 551-3760 if you have any questions regarding comments on legal matters. If you have any questions regarding comments on financial statements or related matters, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or, in his absence, to the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Senior Assistant Chief Accountant